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                                                               EXHIBIT (a)(1)(v)
                              THE FIRST YEARS INC.

                                   SUPPLEMENT
                             DATED DECEMBER 10, 2001
                                       TO
                         THE OFFER TO PURCHASE FOR CASH
                                       BY
                              THE FIRST YEARS INC.

                    UP TO 900,000 SHARES OF ITS COMMON STOCK
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                 AT A PURCHASE PRICE OF NOT GREATER THAN $12.65
                         NOR LESS THAN $10.65 PER SHARE

     This Supplement supplements and amends the Offer to Purchase by The First Years Inc. dated November, 21, 2001. Except as set forth in this Supplement, the terms and conditions of the offer remain as set forth in the Offer to Purchase and the related Letter of Transmittal.

     Page 14 of the Offer to Purchase is amended so that the paragraph following the table on such page reads in its entirety as follows: "We incorporate by reference these documents."

     Page 18 of the Offer to Purchase is amended so that the phrase "in the sole judgment of The First Years" is hereby deleted and replaced with the phrase "in the good faith reasonable judgment of The First Years" in each place it appears under the subheading entitled "Material Adverse Change Condition."

     Page 22 of the Offer to Purchase is amended so that the following subsection is added to Section 17:

     BACKGROUND OF THE TENDER OFFER. Phillip Goldstein and Opportunity Partners L.P. filed a preliminary proxy statement on April 11, 2001, which was subsequently amended on April 23, 2001, in opposition to The First Years' proxy statement filed on April 9, 2001. Mr. Goldstein subsequently withdrew his proxy materials and informed us that he did not intend to pursue his proposals at our annual meeting held on May 17, 2001. Prior to the annual meeting, Mr. Goldstein suggested that The First Years' board of directors, which, in 1998, had authorized a discretionary stock repurchase program, consider a more aggressive approach, such as a cash self tender offer for a portion of our outstanding shares of common stock. Because the board had believed for a while that The First Years' stock was undervalued, it considered alternative measures, including the possibility of a self tender offer, that would make available a portion of our cash resources to our shareholders. The board engaged A.G. Edwards & Sons, Inc. to act as financial advisor with respect to a potential self-tender or other share repurchase transaction. Over the course of several months, A.G. Edwards presented and summarized its analyses and proposed a share repurchase plan that it believed best fulfilled The First Years' objectives. After comprehensive review and consideration of A.G. Edwards' analyses, the board approved this cash tender offer as recommended by A.G. Edwards, believing that it is consistent with The First Years' corporate strategy of seeking to increase shareholder value, and that it is an attractive time to make this offer, given The First Years' financial condition and outlook and in light of current market conditions.